--------------------------------------------------------------------------------
SEC 1746 (2-98) POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
                INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
--------------------------------------------------------------------------------


                                                 ------------------------------
                                                        OMB APPROVAL
                                                 ------------------------------
                                                   OMB Number: 3235-0145
                                                 ------------------------------
                                                   Expires: October 31, 2002
                                                 ------------------------------
                                                   Estimated average burden
                                                   hours per response....14.9
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 6         )*
                                            ----------

                  Gaylord Entertainment Company
--------------------------------------------------------------------------------
                                (Name of Issuer)


                  Common Stock, $ .01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                  367905106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Michael B. Richman - Reed Smith LLP
                  1301 K Street, N.W., Suite 1100, East Tower
                  Washington, DC 20005 - Telephone: (202) 414-9200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                  November 17, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



1 of 9

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  367905106
         --------------
--------------------------------------------------------------------------------

        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  The Oklahoma Publishing Company Voting Trust
             -------------------------------------------------------------------
--------------------------------------------------------------------------------

        2.  Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)
              ------------------------------------------------------------------

            (b)       X
              ------------------------------------------------------------------
--------------------------------------------------------------------------------

        3.  SEC Use Only
                        --------------------------------------------------------

--------------------------------------------------------------------------------

        4.  Source of Funds (See Instructions) 00
                                              ----------------------------------
--------------------------------------------------------------------------------

        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                             ---------------------------------------------------
--------------------------------------------------------------------------------

        6.  Citizenship or Place of Organization  Organized under Delaware Law
                                                --------------------------------
--------------------------------------------------------------------------------

Number of     7. Sole Voting Power           0
Shares                            ----------------------------------------------
Beneficially  ------------------------------------------------------------------
Owned by
Each          8. Shared Voting Power         2,103,766
Reporting                           --------------------------------------------
Person        ------------------------------------------------------------------
With
              9. Sole Dispositive Power      0
                                       -----------------------------------------
              ------------------------------------------------------------------

             10. Shared Dispositive Power    2,103,766
                                         ---------------------------------------
--------------------------------------------------------------------------------

        11. Aggregate Amount Beneficially Owned by Each Reporting Person

                2,103,766
            ---------------------
--------------------------------------------------------------------------------

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                              ---
--------------------------------------------------------------------------------

        13. Percent of Class Represented by Amount in Row (11)    6.29%
                                                              ------------------
--------------------------------------------------------------------------------

        14. Type of Reporting Person (See Instructions)

                              00
            --------------------------------------------------------------------
--------------------------------------------------------------------------------


2 of 9

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  367905106
         --------------
--------------------------------------------------------------------------------

        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                         Edward L. Gaylord
             -------------------------------------------------------------------
--------------------------------------------------------------------------------

        2.  Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)
              ------------------------------------------------------------------

            (b)       X
              ------------------------------------------------------------------
--------------------------------------------------------------------------------

        3.  SEC Use Only
                        --------------------------------------------------------

--------------------------------------------------------------------------------

        4.  Source of Funds (See Instructions) 00
                                              ----------------------------------

--------------------------------------------------------------------------------

        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                             ---------------------------------------------------
--------------------------------------------------------------------------------

        6.  Citizenship or Place of Organization     United States
                                                --------------------------------
--------------------------------------------------------------------------------

Number of     7. Sole Voting Power                   6,438,705
Shares                            ----------------------------------------------
Beneficially  ------------------------------------------------------------------
Owned by
Each          8. Shared Voting Power                 2,265,724
Reporting                           --------------------------------------------
Person        ------------------------------------------------------------------
With
              9. Sole Dispositive Power              6,438,705
                                       -----------------------------------------
              ------------------------------------------------------------------

             10. Shared Dispositive Power            2,265,724
                                         ---------------------------------------
--------------------------------------------------------------------------------

        11. Aggregate Amount Beneficially Owned by Each Reporting Person

                8,704,429
            ---------------------
--------------------------------------------------------------------------------

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)   X
                              -----------
--------------------------------------------------------------------------------

        13. Percent of Class Represented by Amount in Row (11)    25.88%
                                                              ------------------
--------------------------------------------------------------------------------

        14. Type of Reporting Person (See Instructions)

                              IN
            --------------------------------------------------------------------
--------------------------------------------------------------------------------

2 of 9

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  367905106
         --------------
--------------------------------------------------------------------------------

        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  Edith Gaylord Harper
             -------------------------------------------------------------------
--------------------------------------------------------------------------------

        2.  Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)
              ------------------------------------------------------------------

            (b)       X
              ------------------------------------------------------------------
--------------------------------------------------------------------------------

        3.  SEC Use Only
                        --------------------------------------------------------

--------------------------------------------------------------------------------

        4.  Source of Funds (See Instructions) 00
                                              ----------------------------------

--------------------------------------------------------------------------------

        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                             ---------------------------------------------------
--------------------------------------------------------------------------------

        6.  Citizenship or Place of Organization   United States
                                                --------------------------------
--------------------------------------------------------------------------------

Number of     7. Sole Voting Power                 2,133,371
Shares                            ----------------------------------------------
Beneficially  ------------------------------------------------------------------
Owned by
Each          8. Shared Voting Power               0
Reporting                           --------------------------------------------
Person        ------------------------------------------------------------------
With
              9. Sole Dispositive Power            0
                                       -----------------------------------------
              ------------------------------------------------------------------

             10. Shared Dispositive Power          2,133,371
                                         ---------------------------------------
--------------------------------------------------------------------------------

        11. Aggregate Amount Beneficially Owned by Each Reporting Person

                2,133,371
            -------------------
--------------------------------------------------------------------------------

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)     X
                               ---------
--------------------------------------------------------------------------------

        13. Percent of Class Represented by Amount in Row (11)    6.38%
                                                              ------------------
--------------------------------------------------------------------------------

        14. Type of Reporting Person (See Instructions)

                              IN
            --------------------------------------------------------------------
--------------------------------------------------------------------------------

2 of 9

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  367905106
         --------------
--------------------------------------------------------------------------------

        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                        Edward K. Gaylord II
             -------------------------------------------------------------------
--------------------------------------------------------------------------------

        2.  Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)
              ------------------------------------------------------------------

            (b)       X
              ------------------------------------------------------------------
--------------------------------------------------------------------------------

        3.  SEC Use Only
                        --------------------------------------------------------

--------------------------------------------------------------------------------

        4.  Source of Funds (See Instructions) 00
                                              ----------------------------------

--------------------------------------------------------------------------------

        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                             ---------------------------------------------------
--------------------------------------------------------------------------------

        6.  Citizenship or Place of Organization  United States
                                                --------------------------------
--------------------------------------------------------------------------------

Number of     7. Sole Voting Power                494,210
Shares                            ----------------------------------------------
Beneficially  ------------------------------------------------------------------
Owned by
Each          8. Shared Voting Power              2,232,391
Reporting                           --------------------------------------------
Person        ------------------------------------------------------------------
With
              9. Sole Dispositive Power           494,210
                                       -----------------------------------------
              ------------------------------------------------------------------

             10. Shared Dispositive Power         2,232,391
                                         ---------------------------------------
--------------------------------------------------------------------------------

        11. Aggregate Amount Beneficially Owned by Each Reporting Person

                2,726,601
            ---------------------
--------------------------------------------------------------------------------

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)     X
                              -------------
--------------------------------------------------------------------------------

        13. Percent of Class Represented by Amount in Row (11)    8.13%
                                                              ------------------
--------------------------------------------------------------------------------

        14. Type of Reporting Person (See Instructions)

                              IN
            --------------------------------------------------------------------
--------------------------------------------------------------------------------

2 of 9

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  367905106
         --------------
--------------------------------------------------------------------------------

        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  The Oklahoma Publishing Company
             -------------------------------------------------------------------
--------------------------------------------------------------------------------

        2.  Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)
              ------------------------------------------------------------------

            (b)       X
              ------------------------------------------------------------------
--------------------------------------------------------------------------------

        3.  SEC Use Only
                        --------------------------------------------------------

--------------------------------------------------------------------------------

        4.  Source of Funds (See Instructions) WC
                                              ----------------------------------

--------------------------------------------------------------------------------

        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                             ---------------------------------------------------
--------------------------------------------------------------------------------

        6.  Citizenship or Place of Organization   Delaware
                                                --------------------------------
--------------------------------------------------------------------------------

Number of     7. Sole Voting Power                 270,400
Shares                            ----------------------------------------------
Beneficially  ------------------------------------------------------------------
Owned by
Each          8. Shared Voting Power               1,833,366
Reporting                           --------------------------------------------
Person        ------------------------------------------------------------------
With
              9. Sole Dispositive Power            270,400
                                       -----------------------------------------
              ------------------------------------------------------------------

             10. Shared Dispositive Power          1,833,366
                                         ---------------------------------------
--------------------------------------------------------------------------------

        11. Aggregate Amount Beneficially Owned by Each Reporting Person

                2,103,766
            ---------------------
--------------------------------------------------------------------------------

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                              ---
--------------------------------------------------------------------------------

        13. Percent of Class Represented by Amount in Row (11)    6.29%
                                                              ------------------
--------------------------------------------------------------------------------

        14. Type of Reporting Person (See Instructions)

                              CO
            --------------------------------------------------------------------
--------------------------------------------------------------------------------

2 of 9

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  367905106
         --------------
--------------------------------------------------------------------------------

        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  GFI Company
             -------------------------------------------------------------------
--------------------------------------------------------------------------------

        2.  Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)
              ------------------------------------------------------------------

            (b)       X
              ------------------------------------------------------------------
--------------------------------------------------------------------------------

        3.  SEC Use Only
                        --------------------------------------------------------

--------------------------------------------------------------------------------

        4.  Source of Funds (See Instructions)     WC
                                              ----------------------------------

--------------------------------------------------------------------------------

        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                             ---------------------------------------------------
--------------------------------------------------------------------------------

        6.  Citizenship or Place of Organization   Nevada
                                                --------------------------------
--------------------------------------------------------------------------------

Number of     7. Sole Voting Power                 1,833,366
Shares                            ----------------------------------------------
Beneficially  ------------------------------------------------------------------
Owned by
Each          8. Shared Voting Power               0
Reporting                           --------------------------------------------
Person        ------------------------------------------------------------------
With
              9. Sole Dispositive Power            1,833,366
                                       -----------------------------------------
              ------------------------------------------------------------------

             10. Shared Dispositive Power          0
                                         ---------------------------------------
--------------------------------------------------------------------------------

        11. Aggregate Amount Beneficially Owned by Each Reporting Person

                1,833,366
            ---------------------
--------------------------------------------------------------------------------

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                              ---
--------------------------------------------------------------------------------

        13. Percent of Class Represented by Amount in Row (11)    5.48%
                                                              ------------------
--------------------------------------------------------------------------------

        14. Type of Reporting Person (See Instructions)

                              CO
            --------------------------------------------------------------------
--------------------------------------------------------------------------------

2 of 9

        This Amendment No. 6, amending the Schedule 13D dated October 10, 1997, respecting the common stock, $.01 par value ("Common Stock"), of Gaylord Entertainment Company (the "Issuer"), is being filed jointly by The Oklahoma Publishing Company Voting Trust (the "Voting Trust"), The Oklahoma Publishing Company ("OPUBCO"), GFI Company ("GFI"), Edward L. Gaylord ("E.L. Gaylord"), Edith Gaylord Harper and Edward K. Gaylord II ("E.K. Gaylord") (hereinafter collectively referred to as the "Reporting Persons" and, excluding the Voting Trust, OPUBCO and GFI, as the "Individual Reporting Persons"). This Schedule 13D was previously amended by Amendment No. 1 filed on August 24, 1998, Amendment No. 2 filed on October 2, 1998, Amendment No. 3 filed on July 1, 1999, Amendment No. 4 filed on August 16, 1999, and Amendment No. 5 filed on October 20, 2000.


ITEM 3. PURPOSE OF TRANSACTION

        Item 3 is hereby amended and supplemented as follows:

        As described in Item 5, the shares of Common Stock held by the Voting Trust have been released. The purpose of this release is to return the shares to the persons who deposited them in the Voting Trust, as agreed to by the holders of trust certificates and the Voting Trustees in an amendment extending the term of the Voting Trust (which continues to hold deposited shares of OPUBCO).


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby amended and supplemented as follows:

        The following information is as of the close of business on December 4, 2000, based on the number of shares of Common Stock of the Issuer outstanding on October 31, 2000, according to the Issuer's Form 10-Q for the period ended September 30, 2000:

        On November 17, 2000, the Federal Communications Commission issued a public notice approving applications for the pro forma transfer of control of the Issuer from the Voting Trust to certain holders of trust certificates, effective November 14, 2000. As a result, the condition for the release of the shares of Common Stock from the Voting Trust to the trust certificate holders who deposited those shares was satisfied. On December 4, 2000, the shares were released and re-issued by the Issuer's transfer agent to the trust certificate holders. Consequently, the Voting Trust has ceased to have any power to vote or direct the vote of, or to dispose or direct the disposition of, the 12,539,974 shares of Common Stock that had previously been deposited in the Voting Trust.

        Following the release of the deposited shares, the Voting Trust may be deemed to be the indirect beneficial owner of

2,103,766 shares of Common Stock, constituting 6.29% of the Issuer's total shares outstanding. This figure includes 270,400 shares that are held by OPUBCO, a corporation that is controlled by the Voting Trust, and 1,833,366 shares that are held by GFI, a corporation wholly owned by OPUBCO. The Voting Trust may be deemed to share power over the voting and disposition of these shares by reason of its control of OPUBCO. The Voting Trust disclaims beneficial ownership of the shares held by OPUBCO and GFI.

        E.L. Gaylord has the power to vote or direct the vote of, or to dispose or direct the disposition of, 8,704,429 shares of Common Stock, constituting 25.88% of the outstanding shares. Of this aggregate number, E.L. Gaylord has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 6,438,705 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 2,265,724 shares. This figure does not include shares owned by E.L. Gaylord's children Christine Gaylord Everest, E.K. Gaylord, and Louise Gaylord Bennett, and his sister Edith Gaylord Harper, as to which E.L. Gaylord disclaims beneficial ownership. It does include 4,666,558 shares held by E.L. Gaylord as Trustee for the Edward L. Gaylord Revocable Trust; 352,586 shares held by E.L. Gaylord as Trustee for the Thelma F. Gaylord Irrevocable Trust; 828,646 shares held by E.L. Gaylord as Trustee for the Mary I. Gaylord Revocable Living Trust; 128,625 shares held by The Oklahoman Foundation, a charitable trust of which E.L. Gaylord is a co-Trustee with Christine Gaylord Everest and E.K. Gaylord; 262,395 shares held by Gayno, Inc., a corporation controlled by E.L. Gaylord; 143,583 shares held by E.L. Gaylord as Trustee of the E.L. and Thelma Gaylord Foundation, a charitable trust; 33,333 shares held by The Mary Gaylord Foundation, a charitable foundation of which E.L. Gaylord is a co-Trustee with his daughter Mary I. Gaylord; and 184,937 shares subject to unexercised options for Common Stock. It also includes 270,400 shares of Common Stock held by OPUBCO, a corporation of which E.L. Gaylord is Chairman with power shared with E.K. Gaylord to vote and dispose of the shares as portfolio securities of OPUBCO, and 1,833,366 shares held by GFI, a corporation of which E.L. Gaylord is a director with power shared with E.K. Gaylord to vote and dispose of the shares as portfolio securities of GFI. E.L. Gaylord disclaims beneficial ownership of the shares held by OPUBCO and GFI.

        Edith Gaylord Harper has the sole power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 2,133,371 shares of Common Stock, constituting 6.38% of the outstanding shares. These shares are held by the Edith Gaylord Harper 1995 Revocable Trust. Mrs. Harper is a co-Trustee of that trust with William J. Ross and David O. Hogan, and is responsible for the voting of the shares of Common Stock held by the trust. This figure does not include, and Mrs. Harper disclaims beneficial ownership of, the shares held by Mrs. Harper's brother, E.L. Gaylord, and by OPBUCO and GFI, corporations controlled by the

Voting Trust (of which Mrs. Harper is one of the five Voting Trustees).

        E.K. Gaylord has the power to vote or direct the vote of, or to dispose or direct the disposition of, 2,726,601 shares of Common Stock, constituting 8.13% of the outstanding shares. Of this aggregate number, E.K. Gaylord has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 494,210 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 2,232,391 shares. This figure does not include shares owned by E.K. Gaylord's father, E.L. Gaylord, or his siblings Christine Gaylord Everest and Louise Gaylord Bennett, as to which E.K. Gaylord disclaims beneficial ownership. It does include 402,500 shares held by E.K. Gaylord directly; 128,625 shares held by The Oklahoman Foundation, a charitable trust of which E.K. Gaylord is a co-Trustee with Christine Gaylord Everest and E.L. Gaylord; 84,210 shares subject to unexercised options for Common Stock; and 7,500 shares of restricted stock. It also includes 270,400 shares held by OPUBCO, a corporation of which E.K. Gaylord is President with power shared with E.L. Gaylord to vote and dispose of the shares as portfolio securities of OPUBCO, and 1,833,366 shares held by GFI, a corporation of which E.K. Gaylord is President with shared shared with E.L. Gaylord to vote and dispose of the shares as portfolio securities of GFI. E.K. Gaylord disclaims beneficial ownership of the shares held by OPUBCO and GFI.

        OPUBCO has the power to vote or direct the vote of, or to dispose or direct the disposition of, 2,103,766 shares of Common Stock, constituting 6.29% of the outstanding shares. Of this aggregate number, OPUBCO has the sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 270,400 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 1,833,366 shares. This includes 270,400 shares held by OPUBCO directly, as well as 1,833,366 shares held by GFI, a corporation wholly owned by OPUBCO, as to which OPUBCO disclaims beneficial ownership.

        GFI has the sole power to vote or direct the vote of, or to dispose or direct the disposition of, 1,833,366 shares of Common Stock, constituting 5.48% of the outstanding shares. These shares are held directly by GFI.

        Except as set forth above (including Amendment No. 5), none of the Reporting Persons or, to the best of their knowledge, the additional persons listed in Item 2 has engaged in any transactions in the Common Stock of the Issuer during the past sixty days.

        Except as set forth above, there are no other persons with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Voting Trust Agreement amendment filed as Exhibit 2-A to Amendment No. 5 hereto has been executed by additional trust certificate holders. Exhibit 2-B hereto reflects those additional signatures, and the terms and provisions thereof are incorporated herein by reference.


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

        The following is filed as an additional exhibit:

        Exhibit 2-B: Extension and Amendment No. 2 to Voting Trust Agreement, dated as of October 2, 2000

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 4, 2000                        THE OKLAHOMA PUBLISHING COMPANY
                                               VOTING TRUST
                                                   Edward L. Gaylord,
                                                     Voting Trustee
                                               EDWARD L. GAYLORD
                                               EDITH GAYLORD HARPER


                                               By:  /s/ Frederic T. Spindel
                                                    ----------------------------
                                                    Frederic T. Spindel,
                                                    Authorized Representative
                                                    of The Oklahoma Publishing
                                                    Company Voting Trust,
                                                    Edward L. Gaylord, and
                                                    Edith Gaylord Harper


                                               EDWARD K. GAYLORD II

                                               By:  /s/ Edward K. Gaylord II
                                                    ----------------------------
                                                    Edward K. Gaylord II

                                               THE OKLAHOMA PUBLISHING COMPANY

                                               By:  /s/ Edward K. Gaylord II
                                                    ----------------------------
                                                    Edward K. Gaylord II
                                                    President

                                               GFI COMPANY

                                               By:  /s/ Edward K. Gaylord II
                                                    ----------------------------
                                                    Edward K. Gaylord II
                                                    President

                                                                     EXHIBIT 2-B

                                EXTENSION AND AMENDMENT NO. 2
                                              TO
                                    VOTING TRUST AGREEMENT


                THIS EXTENSION AND AMENDMENT NO. 2 TO VOTING TRUST AGREEMENT ("Extension Agreement"), made and entered into as of the 2nd day of October, 2000, by and among Edward L. Gaylord, Edith Gaylord Harper, Christine Gaylord Everest, E. K. Gaylord II and Martin C. Dickinson (collectively "Voting Trustees") and certain voting trust certificate holders whose names are subscribed hereto (collectively "Certificate Holders") of a Voting Trust created under that certain Agreement dated October 3, 1990, as amended by Amendment No. 1 dated October 23, 1991 (the "Voting Trust Agreement").

        WHEREAS, pursuant to Section 218 of the Delaware General Corporation Law, the Certificate Holders and the Voting Trustees entered into the Voting Trust Agreement to authorize the Voting Trustees to act thereunder with respect to the voting of, and other matters respecting the shares of common stock of The Oklahoma Publishing Company ("OPUBCO") and thereafter of Gaylord Entertainment Company ("GET"); and

        WHEREAS, in order to perpetuate the continuity and stability of policies and management of OPUBCO, the parties hereto deem it necessary and, in their best interests and in the best interests of OPUBCO, that the Voting Trust be extended for an additional period; and

        WHEREAS, an extension of the term of the Voting Trust Agreement requires the consent of the Voting Trustees pursuant to Section 20 of the Voting Trust Agreement; and

        WHEREAS, the parties desire that the shares of GET common stock be released to Certificate Holders; and

        NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, and other good and valuable consideration, the several parties hereto mutually convenant and agree as follows:

        1. Extension of Term. Pursuant to Section 20 of the Voting Trust Agreement, the term of the Voting Trust Agreement is hereby extended for an additional period of ten (10) years to and including October 2, 2010.

        2. Consent of Voting Trustees. The Voting Trustees consent to the extension of the Voting Trust and agree to act as Voting Trustees during the term of extension of the Voting Trust Agreement.

        3. Release of GET Common Stock. Notwithstanding any provision in the Voting Trust Agreement to the contrary, the Voting Trust Agreement is hereby amended to add the following Section 35 thereto:

                "Notwithstanding anything herein to the contrary, within 30 days following the extension of this Agreement, the Voting Trustees shall implement such action as deemed necessary to release all shares of common stock of Gaylord Entertainment Company to the holders of trust certificates representing such shares."

        4. Post-Effective Execution. Subject in each case to the consent of at least 60% of the Voting Trustees, any Certificate Holder who does not enter into this Extension Agreement by the date and year first above written, or any other shareholder of OPUBCO who desires to deposit his shares and become a trust certificate holder of the Voting Trust, may do so by subscribing to an addendum to this Extension Agreement and thereby agree to be hereby bound as if such Certificate Holder or shareholder had executed this Extension Agreement on the date and year first written above.

        5. All Other Provisions to Remain in Effect. Other than as set forth in this Extension Agreement with respect to the extension of the term of the Voting Trust Agreement as set forth in Section 1 hereof, and with respect to the release of shares of GET common stock as set forth in Section 3 hereof, all provisions of the Voting Trust Agreement shall remain in full force and effect and be binding upon, enforceable against, and inure to the benefit of the persons subscribing hereto, and their respective heirs, executors, administrators, devisees, trustees and assigns.

        6. Governing Law. This Extension Agreement shall be governed, construed and enforced in accordance with the laws of the State of Delaware.

        7. Counterparts. This Extension Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

        IN WITNESS HEREOF, the undersigned Certificate Holders and the Voting Trustees have executed this Extension Agreement as of the day and year first written above.

                                 VOTING TRUSTEES


TRUSTEE
-------

/s/ Edward L. Gaylord
------------------------------------
Edward L. Gaylord


/s/ Edith Gaylord Harper
------------------------------------
Edith Gaylord Harper


/s/ Christine Gaylord Everest
------------------------------------
Christine Gaylord Everest


/s/ Edward K. Gaylord II
------------------------------------
Edward K. Gaylord II


/s/ Martin C. Dickinson
------------------------------------
Martin C. Dickinson


                               CERTIFICATE HOLDERS
                                OF THE COMPANIES


Certificate Holder
------------------

/s/ Louise Gaylord Bennett
------------------------------------
Louise Gaylord Bennett


/s/ Martin C. Dickinson
------------------------------------
Martin C. Dickinson, Trustee
    Martin C. Dickinson
    Revocable Trust


/s/ Carol D. Dickinson
------------------------------------
Carol D. Dickinson, Trustee
    Carol D. Dickinson Revocable
    Trust


/s/ Martin C. Dickinson
------------------------------------
Donald C. Dickinson & Elizabeth
    M. Dickinson Foundation

/s/ Martin C. Dickinson
------------------------------------
Martin C. Dickinson & Elizabeth
    D. Smoyer, Trustees,
    Elizabeth M. Dickinson Trust


/s/ Rebecca E.. Dickinson
------------------------------------
Rebecca E. Dickinson


/s/ Kristopher A. Dickinson
------------------------------------
Kristopher A. Dickinson


/s/ Martin C. Dickinson
------------------------------------
Kristopher A. Dickinson Generation
    Skipping Trust U/Elizabeth
    M. Dickinson Trust DTD 1-
    31-79 Martin C. Dickinson &
    Elizabeth D. Smoyer, Co-
    Trustees


/s/ Christine Gaylord Everest
------------------------------------
Christine Gaylord Everest


/s/ James H. Everest, President
------------------------------------
The Jean I. Everest Foundation


/s/ Mary Christine Everest
------------------------------------
Mary Christine Everest


/s/ Tricia Louise Everest
------------------------------------
Tricia Louise Everest


/s/ James H. Everest
------------------------------------
James H. Everest


/s/ Leon J. Fairbanks
------------------------------------
Leon J. Fairbanks


/s/ Edward L. Gaylord
------------------------------------
Edward L. Gaylord, Trustee
    Edward L. Gaylord Revocable
    Trust Dated 12/27/89


/s/ Edward L. Gaylord
------------------------------------
Thelma F. Gaylord Irrevocable
    Trust Dated 12/28/89, Edward
    L. Gaylord, Trustee

/s/ Edward L. Gaylord
------------------------------------
Edward L. Gaylord, Trustee Mary
    I. Gaylord Revocable Living
    Trust of 1985


/s/ Edward King Gaylord II
------------------------------------
Edward King Gaylord II


/s/ Edith Gaylord Harper
------------------------------------
Edith Gaylord Harper, William J.
    Ross & David O. Hogan,
    Trustees of the Edith Gaylord
    Harper 1995 Revocable Trust


/s/ John R. Henkel
------------------------------------
Linden Root Dickinson
    Foundation, John R. Henkel,
    Trustee


/s/ Janet L. Rollins
------------------------------------
Janet L. Rollins, Trustee Janet L.
    Rollins 1986 Trust U/T/D
    8/13/86


/s/ John R. Henkel
------------------------------------
Sanders Charitable Remainder
    Unitrust, John R. Henkel,
    Trustee


/s/ Joan L. Sanders
------------------------------------
Joan L. Sanders


/s/ Derek A. Sanders
------------------------------------
Derek Alan Sanders


/s/ Derek A. Sanders & Valerie Sanders
--------------------------------------
Derek A. Sanders & Valerie
    Sanders, trustees, Revocable
    Trust dated May 24, 1990, as
    amended as Valerie W.
    Sanders separate property

/s/ Derek A. Sanders & Valerie Sanders
--------------------------------------
Derek A. & Valerie Sanders,
    trustees, Revocable Trust
    Dated May 24, 1990, as
    amended as Derek A. Sanders
    separate property


/s/ Kevin Reed Sanders
------------------------------------
Kevin Reed Sanders


/s/ Derek A. Sanders
------------------------------------
Derek A. Sanders, custodian for
    Allison N. Sanders under
    California UGMA


/s/ Derek A. Sanders
------------------------------------
Derek A. Sanders, custodian for
    Matthew C. Sanders under
    California UGMA


/s/ Robert W. Sanders
------------------------------------
Robert W. Sanders


/s/ Walter J. Smoyer & Elizabeth D. Smoyer
------------------------------------------
Walter J. Smoyer & Elizabeth D.
    Smoyer, Trustees of The
    Walter & Elizabeth Smoyer
    Family Trust DTD 10/3/96


/s/ Donald J. Smoyer
------------------------------------
Donald J. Smoyer


/s/ Elizabeth D. Smoyer
------------------------------------
Donald James Smoyer Generation
    Skipping Trust U/Elizabeth
    M. Dickinson Trust DTD 1-
    31-79, Martin C. Dickinson &
    Elizabeth D. Smoyer, Co-Trustees


-----------------------------
Richard E. Smoyer

/s/ Elizabeth D. Smoyer
------------------------------------
Richard Eugene Smoyer
    Generation Skipping Trust
    U/Elizabeth M. Dickinson
    Trust DTD 1-31-79, Martin C.
    Dickinson & Elizabeth D.
    Smoyer, Co-Trustees


/s/ Walter Paul Smoyer
------------------------------------
Walter Paul Smoyer


/s/ Elizabeth D. Smoyer
------------------------------------
Walter Paul Smoyer Generation
    Skipping Trust U/Elizabeth
    M. Dickinson Trust DTD 1-
    31-79, Martin C. Dickinson &
    Elizabeth D. Smoyer, Co-Trustees


/s/ Martin C. Dickinson
------------------------------------
Rebecca Dickinson Welch
    Generation Skipping Trust
    U/Elizabeth M. Dickinson
    Trust DTD 1-31-79, Martin C.
    Dickinson & Elizabeth D.
    Smoyer, Co-Trustees